December 14, 2005

Mr. Rufus Decker

Securities Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Dear Mr. Decker:

Re:	WCI Communities, Inc.
Annual Report on Form 10-K for the fiscal year ended December 31, 2004
Filed on March 2, 2005
File No. 001-31255

WCI Communities, Inc.
Quarterly Report on Form 10-Q for the quarter ended June 30, 2005
Filed on August 8, 2005
File No. 001-31255

WCI Communities, Inc. (“WCI”), respectfully submits this letter in response to your letter of December 1, 2005 setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Annual Report on Form 10-K of WCI for the fiscal year ended December 31, 2004 (the “10-K”) and the Quarterly Report on Form 10-Q of WCI for the quarter ended June 30, 2005 (the “10-Q”).

For your convenience, we have reproduced each of the Staff’s comments in this letter, using bold text, and have indicated WCI’s response to it below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

1.	You present a line item titled distributions from (contributions to) joint ventures within your cash flows from investing activities. Please clarify if these distributions are returns on your investments in joint ventures, or if the distributions are returns of your investments in joint ventures. Please quantify the gross distributions that are returns on your investment for each period presented and tell us what consideration you gave to classifying these distributions within cash flows from operating activities as required by paragraph 22 of SFAS 95.

In response to the Staff’s comments, WCI is providing the following supplemental information about the distributions from (contributions to) joint ventures, and certain information from our previously reported statements of cash flows:

Year	Net Joint Venture Distributions (Contributions)	Portion which is “return on our investment”	Portion which is a “return of (contribution to) our investment”	Cash used in Operating Activities	Cash used in Investing Activities
2004	$5.2M	$1.2M	$4.0M	$119.7M	$90.6M
2003	($6.9M)	$3.3M	($10.2M)	$8.4M	$60.5M
2002	($10.0M)	$2.3M	($12.3M)	$119.5M	$52.1M

WCI agrees that SFAS 95 requires that returns on investments, if material, should be classified as cash flows from operating activities. However, WCI only has a few joint venture investments and has concluded that the amounts of its gross distributions that are returns on investments in joint ventures are not material in any of these three years when compared to the statement of cash flows as a whole or when compared to the subtotals of cash used in operating activities and cash used in investing activities, as shown above. Additionally, these amounts do not change any of the subtotals to be cash flows “from” activities rather than cash flows “used in” activities.

Furthermore, WCI does not believe the distributions that are returns on our investments in joint ventures were of a magnitude which would impact the judgment of a reasonable person in assessing the overall financial condition, results of operations or cash flows of WCI in these three periods. Therefore, we believe that no restatement of prior periods is warranted. WCI will separately classify these amounts as cash flows from operating activities in future filings.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2005

2.	You disclose that effective April 1, 2005, you now include the underlying developed land costs in your calculation of capitalized interest for tower residences under construction and you include the underlying developed land costs and in-process homebuilding costs in your calculation of capitalized interest for traditional homes under construction. Your audited financial statements in the Form 10-K for the year ended December 31, 2004 disclose that interest and real estate taxes incurred relating to land under development and construction of tower residences are capitalized to real estate inventories during the active development period. Given your disclosure in the Form 10-K, it is unclear as to how your accounting policy has changed in regards to capitalizing interest with respect to traditional homebuilding and tower inventories. Please clarify.

In response to the Staff’s comments, WCI advises the Staff that prior to April 1, 2005, WCI capitalized interest related to vacant land under development during the active development period.

With respect to construction of our tower residences, WCI capitalized interest based upon the vertical construction work-in-process during the construction period. Before April 1, 2005, WCI did not include the underlying land costs as a component of construction costs in the calculation of capitalized interest for each tower since the basis of the underlying land was relatively low and believed to have an immaterial impact on the amount of interest that would be capitalized.

With respect to our traditional homebuilding construction work-in-process, before April 1, 2005, WCI did not capitalize interest on accumulated vertical construction expenditures. This accounting treatment was provided based upon our prior application of FAS 34, which states that to qualify for interest capitalization, assets must (1) require “a period of time” to get them ready for their intended use and (2) not be characterized as inventories that are routinely manufactured or produced in large quantities on a repetitive basis. WCI believed that the construction of traditional homes – which have an average construction time of 6 months and are produced in a relatively similar mix of units from year to year – was an activity properly excluded from interest capitalization calculations. Most significantly, because the production and delivery timeframe of traditional homes is relatively short, and our product mix is relatively consistent from year to year, the implication of interest capitalization will not be material in any annual period.

Subsequent to the first quarter of 2005, WCI changed independent public accounting firms from PriceWaterhouseCoopers to Ernst & Young. During the transition, WCI reviewed its existing accounting policy with respect to capitalization of interest with its new auditors and it was determined that changes were appropriate. Therefore, WCI began including the land basis as a component of the tower construction work-in-process for capitalizing interest, and WCI began capitalizing interest on its accumulated developed lot and vertical homebuilding construction expenditures.

3.	We note that you did not restate prior periods for this change in accounting in accordance with paragraphs 13, 36 and 37 of APB 20. Please provide us with your SAB 99 analysis with regard to whether this change in accounting materially impacted your historical financial statements.

In response to the Staff’s comment, WCI advises the Staff that prior to the filing of its Form 10-Q for the period ended June 30, 2005, it considered APB 20 and SAB 99 in preparing its analysis on the impact to its historical financial statements. Our consideration of both qualitative and quantitative factors in accordance with SAB 99 and APB 20 led to our conclusion that a restatement of prior filed financial statements was not required. When determining whether to restate, WCI considered, among other things, the following factors:

(i)	Whether the misstatement arose from an item capable of precise measurement or whether it arose from an estimate and, if so, the degree of imprecision inherent in the estimate.

Conclusion—As discussed in our response to comment 2. above, WCI had previously applied FAS 34 provisions stating that to qualify for interest capitalization, assets must require “a period of time” to get them ready for their intended use, and that interest should not be capitalized for inventories that are routinely manufactured or produced in large quantities on a repetitive basis (FAS 34, par.10). Therefore WCI did not capitalize interest on traditional homebuilding expenditures. WCI believes that the application of interest capitalization requires a significant amount of judgment and is based upon specific facts, circumstances and estimates.

(ii)	Whether the misstatement masked a change in earnings or other trends.

Conclusion—WCI believes that the misstatement did not mask a change in earnings or any other trend. The impact to each period is considered insignificant and would not have materially altered our trends of key measures such as gross margin or net income, both of which continued to increase. Similarly, the impact to the real estate inventories line on the balance sheet would not have been materially altered. WCI’s full year net income for 2005 is estimated to be $175-$185 million (a 45% to 55% increase from 2004) and as of December 9, 2005, WCI has provided public guidance including growth of 25%-40% in earnings per share for 2006. Therefore, a continuing, significant growth trend in net income would be evident whether or not a restatement was made.

(iii)	Whether the misstatement hid a failure to meet analysts’ expectations for WCI’s performance.

Conclusion—As presented on Schedule 1 to this letter, there are only three instances where the impact would have changed WCI’s reported earnings per share (“EPS”) by more than one penny. In one of those three instances, a correction would have increased WCI’s reported EPS by $.02 in the full year 2004. The other two instances are a result of WCI’s recording of the correction in 2005 which increased WCI’s reported EPS by $.08 in the second quarter of 2005 and by $.06 for the year to date period ending June 30, 2005. For each of those periods, WCI’s reported results already outperformed expectations, and WCI believes none of these changes would have affected the investment analysts’ conclusions for those periods. Thus, WCI concluded that the impact to previously reported EPS did not hide a failure to meet analysts’ expectations.

(iv)	Whether the misstatement changed a loss into income or vice versa.

Conclusion—The misstatement did not change a loss into income or vice versa for any period presented. WCI reported net income in each period and would have reported net income in each of these periods.

(v)	Whether the misstatement concerned a segment or other portion of WCI’s business that has been identified as playing a significant role in WCI’s operations or profitability.

Conclusion—The changes affected WCI’s two largest segments. Concerning the change related to traditional homebuilding, the effect of reducing gross margin dollars for estimated additional capitalized interest being included in cost of sales ranges from 5% to 13% of gross margin for this segment in each reported period. However, public investment analysts have indicated that the more important measure in the homebuilding industry is the gross margin percentage (gross margin divided by associated revenue for the period.) Our analysis of the impact of the change on WCI’s traditional homebuilding gross margin percentage indicates a decrease of approximately 2.0% in any period reported. (See Schedule 1). Even with the decrease in gross margin percentage, WCI would have shown increasing gross margins on a sequential basis, and this trend is expected to continue after this revision. Therefore, we do not believe that the misstatement would change the view of investors regarding the performance of the traditional homebuilding segment.

The estimated impact to tower homebuilding gross margin percentage was a decrease of approximately 1.4% compared to a reported gross margin percentage that has ranged from 26% to 31% in recent quarters. WCI believes that this decrease was also immaterial and would not affect an investors’ view of the segment’s performance.

(vi)	Whether the misstatement affected WCI’s compliance with regulatory requirements.

Conclusion—WCI believes that the misstatement did not impact WCI’s compliance with any applicable regulatory requirements.

(vii)	Whether the misstatement affected WCI’s compliance with loan covenants or other contractual requirements.

Conclusion—WCI believes that the misstatement did not affect any loan covenants or other contractual requirements.

(viii)	Whether the misstatement had the effect of increasing management’s compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

Conclusion—As presented in Schedule 1, the impact to previously reported net income is insignificant and any potential impact to management’s compensation also would have been insignificant.

(ix)	Whether the misstatement involved concealment of an unlawful transaction.

Conclusion—WCI believes that the misstatement did not involve an unlawful transaction, but rather resulted from a good faith attempt to apply generally accepted accounting principles in an appropriate manner.

(x)	Whether trends in the stock price of WCI were substantially affected.

Conclusion—WCI believes that due to the immateriality of amounts involved in the misstatement, it is not likely that WCI’s stock price would have been materially affected. Furthermore, WCI did not notice any significant effect on its stock price within one week after making public disclosure of the changes in interest capitalization.

In addition, as part of WCI’s analysis in determining whether the revisions were material with respect to quantitative and qualitative standpoints, WCI referred to FASB Concept Number 2, paragraph 132, which states the following:

“Individual judgments are required to assess materiality in the absence of authoritative criteria or to decide that minimum quantitative criteria are not appropriate in particular situations. The essence of the materiality concept is clear. The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Given all of the quantitative and qualitative points discussed above, including the attached detailed quantitative analysis, WCI does not believe the accounting changes were of a magnitude which would impact the judgment of a reasonable person in determining the overall financial condition of WCI in the periods affected. Therefore, WCI concluded that recording the effects of these changes in the second quarter of 2005 and in prospective periods is appropriate and consistent with the guidance provided by SAB 99 and APB 20.

* * * * * * * *

WCI acknowledges that (a) WCI is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and (c) WCI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or if you wish to discuss the above responses.

Very truly yours,

/s/    JAMES P. DIETZ

James P. Dietz

Chief Financial Officer

cc:	Securities and Exchange Commission
Jeffrey Gordon
Jeanne Baker

WCI Communities, Inc.
Vivien N. Hastings, Esq.

Schedule 1

WCI Communities, Inc.

Impact of Interest Capitalization to Reported Results

In Thousands

WCI Traditional Homebuilding Segment

Period	Reported Gross Margin	Estimated Adjustment	Adjusted Gross Margin	Percent Impact	Gross Margin Percentage Impact
Fiscal Year 2002	99,763	(8,602)	91,161	-8.6%	-1.9%
Fiscal Year 2003	142,397	(10,142)	132,255	-7.1%	-1.6%
Q1 2004	15,660	(1,404)	14,256	-9.0%	-1.8%
Q2 2004	25,089	(2,231)	22,858	-8.9%	-1.7%
Q3 2004	26,681	(2,601)	24,080	-9.7%	-1.6%
Q4 2004	67,946	(6,262)	61,684	-9.2%	-1.6%
Fiscal Year 2004	135,376	(12,499)	122,877	-9.2%	-1.7%
Q1 2005	27,615	(3,686)	23,929	-13.3%	-2.0%
Q2 2005 (Recorded Properly)	41,890	4,391	46,281	10.5%	1.7%
YTD 2005	69,505	(3,686)	65,819	-5.3%	-0.8%

WCI Consolidated

Period	Reported Net Income	Estimated Adjustment		Adjusted Net Income	Percent Impact
Fiscal Year 2002	104,816	169		104,985	0.2%
Fiscal Year 2003	105,560	(544)		105,016	-0.5%
Q1 2004	13,548	398		13,946	2.9%
Q2 2004	19,116	628		19,744	3.3%
Q3 2004	28,670	521		29,191	1.8%
Q4 2004	58,869	(609)		58,260	-1.0%
Fiscal Year 2004	120,203	938		121,141	0.8%
Q1 2005	16,579	577		17,156	3.5%
Q2 2005	75,302	(3,576	)A	71,726	-4.7%
YTD 2005	91,881	(2,998	)B	88,883	-3.3%

(A)	Comprised of 4/1/05 homebuilding cumulative adjustment of $3,313 and tower unadjusted amount of $263
(B)	Comprised of 1/1/05 homebuilding cumulative adjustment of $2,735 and tower unadjusted amount of $263

WCI Consolidated

Period	Reported Diluted EPS	Estimated Adjustment	Adjusted EPS	Percent Impact	Consensus EPS
Fiscal Year 2002	2.37	0.00	2.37	0.2%	2.28
Fiscal Year 2003	2.34	(0.01)	2.33	-0.5%	2.37
Q1 2004	0.30	0.01	0.31	2.9%	0.15
Q2 2004	0.42	0.01	0.43	3.3%	0.31
Q3 2004	0.62	0.01	0.63	1.8%	0.66
Q4 2004	1.27	(0.01)	1.26	-1.0%	1.12
Fiscal Year 2004	2.62	0.02	2.64	0.8%	2.47
Q1 2005	0.35	0.01	0.36	3.5%	0.31
Q2 2005	1.61	(0.08)	1.53	-4.7%	0.72
YTD 2005	1.95	(0.06)	1.89	-3.3%	N/A